UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to SCHEDULE 13D
Under the Securities Exchange Act of 1934

ALPHA COGNITION INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

02074J 50 1
(CUSIP Number)

John Havens
Suite 1200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(858) 344-4375
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02074J 50 1

1	NAMES OF REPORTING PERSONS
John Havens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
319,187 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
319,187 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
319,187 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 273,272 common shares held directly; 10,000 common shares held indirectly through John P Havens Trust No 2 UA/2/1/2002, of which the Reporting Person is a trustee, 2,315 common shares held by the Reporting Person’s family members who reside with him; and 33,600 options.
(2) The percentages used herein are calculated on a partially diluted basis based upon 15,531,282 outstanding common shares of Alpha Cognition Inc., as of November 13, 2024, plus 33,600 options to purchase common shares held by the Reporting Person, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:
This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on November 15, 2024 (the “Original Schedule 13D”), with respect to the common stock of Alpha Cognition Inc. (the “Issuer”), held by John Havens (the “Reporting Person”).
Item 5 of the Schedule 13D is amended, supplemented and/or restated as set forth below.  This is the final amendment to the Schedule 13D, and an exit filing for the Reporting Person.
Item 5.  Interest in Securities of the Issuer.

Part (a) of Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a)
As a result of the completion of the Issuer’s public offering and the issuance of an additional 9,497,062 shares of Common Shares at a price of $5.75 per share, resulting in 15,531,282 outstanding Common Shares. The Reporting Person now beneficially owns less than five percent (5%) of the Issuer’s Common Shares.

Part (e) of Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(e)	The Reporting Person ceased to be a beneficial owner of 5% or more of the Company’s Common Shares on November 13, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

/s/ John Havens
Name: John Havens